UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SENOMYX, INC.

(Name of Subject Company)

SENOMYX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

John Poyhonen

President, Chief Executive Officer and Director

Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, California 92121

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Senomyx, Inc., a Delaware corporation (“Senonmyx”), with the Securities and Exchange Commission on October 4, 2018, relating to the offer by (i) Firmenich Incorporated, a Delaware corporation (“Firmenich”), and (ii) Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Firmenich (“Merger Sub”), to purchase all of the issued and outstanding shares of common stock of Senomyx, $0.001 par value per share, (the “Shares”) for $1.50 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2018 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 33 of the Schedule 14D-9 and replacing it with the following paragraph:

“Beginning on October 8, 2018, three putative class-action lawsuits were filed on behalf of purported Senomyx stockholders (captioned Kim v. Senomyx, Inc., et al., No. 1:18-cv-01547 (filed October 8, 2018 in the United States District Court for the District of Delaware) (the “Kim Complaint”); Link v. Senomyx, Inc., et al., No. 3:18-cv-02336 (filed October 10, 2018 in the United States District Court for the Southern District of California) (the “Link Complaint”); and Rowe v. Senomyx, Inc., et al., No. 3:18-cv-02338 (filed October 10, 2018 in the United States District Court for the Southern District of California) (the “Rowe Complaint” and together with the Kim Complaint and Link Complaint, the “Complaints”)). The Kim Complaint was filed against (a) Senomyx, (b) Firmenich, (c) Merger Sub and (d) the members of Senomyx’s board of directors (the “Individual Defendants”). The Link Complaint and the Rowe Complaint were each filed against (a) Senomyx and (b) the Individual Defendants. The Complaints generally allege that the defendants violated Section 14(e) and, in the case of the Kim Complaint, Section 14(d)(4), of the Securities Exchange Act of 1934, as amended, by, among other things, failing to disclose material information in the Schedule 14D-9 regarding potential conflicts of interest in the Transactions, certain financial projections regarding the Company and certain inputs underlying Needham & Company’s financial analysis. The Complaints also allege the Individual Defendants and, in the case of the Kim Complaint, Firmenich, violated Section 20(a) of the Securities Exchange Act of 1934, as amended, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

While Senomyx has no knowledge that any other purported Senomyx stockholder intends to file a similar complaint, it is possible additional similar cases may also be filed in connection with the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENOMYX, INC.

By:	/s/ John Poyhonen
Name:	John Poyhonen
Title:	President, Chief Executive Officer and Director

Dated: October 12, 2018